Exhibit (h)(3)(d.)

AMENDMENT

TO

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Transamerica Series Trust

Transamerica Aegon Government Money Market VP

THIS AMENDMENT, dated as of September 16, 2016, is by and between Transamerica Asset Management, Inc. (the “Investment Manager”) and Transamerica Series Trust (the “Company”), on behalf of the Company’s series Transamerica Aegon Government Money Market VP (formerly, Transamerica Aegon Money Market VP) (the “Fund”).

WHEREAS, the Company and the Investment Manager have entered into an Amended and Restated Expense Limitation Agreement effective as of January 1, 2006, and amended and restated as of May 1, 2011, as amended (the “Expense Limitation Agreement”), pursuant to which the Investment Manager has contractually agreed, under certain circumstances, to maintain the expenses of the Fund (and those other series of the Company as set forth on Schedule A to the Expense Limitation Agreement) at a level below the level to which the Fund may otherwise be subject; and

WHEREAS, the Investment Manager has also previously agreed to voluntarily waive and/or reimburse additional amounts with respect to the Fund from time to time and under certain circumstances in order to prevent a negative yield;

WHEREAS, the Company and the Investment Manager wish to document the voluntary limitation of the Fund’s expenses;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Addition of Section 5.

The Expense Limitation Agreement is amended by adding the following section to the Agreement:

5. Voluntary Expense Limitation and Reimbursement

5.1 The Investment Manager on a voluntary basis and in addition to contractual waivers in effect from time to time as provided in this Agreement or elsewhere, have been waiving fees and/or reimbursing expenses of Transamerica Aegon Government Money Market VP (the “Fund”) to such level(s) as the Trust’s officers have determined or may reasonably determine from time to time. Any such waiver or expense reimbursement may be discontinued by us at any time. It is confirmed that we are entitled to recapture any amounts so waived or reimbursed upon the Fund attaining such yield as the Trust’s officers reasonably determine.

5.2 The Investment Manager shall be entitled to reimbursement by the Fund of the fees waived and/or expenses reimbursed by the Investment Manager or any of its affiliates to the Fund pursuant to the above paragraph during any of the previous thirty-six (36) months. Any such reimbursement shall not result in the Fund’s effective daily yield to be negative.

2. No Other Changes.

Except as provided herein, the Expense Limitation Agreement remains unchanged. The Expense Limitation Agreement, as amended hereby, is and remains in full force and effect, and this Amendment and the Expense Limitation Agreement shall be read and construed as one agreement.

The undersigned officer of the Company has executed this Amendment not individually, but as an officer under the Declaration of Trust of the Trust and the obligations of this Amendment are not binding upon any of the Trustees, officers or shareholders of the Trust individually.

IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the day and year first mentioned above.

TRANSAMERICA SERIES TRUST, on behalf of its series Transamerica Aegon Government Money Market VP

By:

/s/ Vincent J. Toner
Name:	Vincent J. Toner
Title:	VP Fund Admin/Treasurer

TRANSAMERICA ASSET MANAGEMENT, INC.

By:

/s/ Vincent J. Toner
Name:	Vincent J. Toner
Title:	VP Fund Admin/Treasurer